DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

May 29, 2024

VIA EDGAR
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Lauren Hamilton
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Cantor Select Portfolios Trust; File No. 333-278771

Dear Ms. Hamilton,

On April 17, 2024, Cantor Select Portfolios Trust (the “Trust” or the “Registrant”) filed a combined proxy statement and registration statement under the Securities Act of 1933 on Form N-14 (the “Registration Statement”) in connection with the reorganization of each of the Aquila High Income Fund and the Aquila Opportunity Growth Fund, each a series of the Aquila Funds Trust (the “Existing Funds”) into each of the Cantor Fitzgerald High Income Fund and the Cantor Fitzgerald Equity Opportunity Fund, respectively (the “New Funds”), each a series of the Trust, in exchange for shares of the New Funds and the assumption by the New Funds of the liabilities of the Existing Funds. On May 7, 2024, you provided oral accounting comments to the Registration Statement. On May 14, 2024, Ashley Vroman-Lee provided oral comments to the Registration Statement. On May 22, 2024, we filed a pre-effective amendment to the Registration Statement addressing both sets of comments. On May 29, 2024, you provided an oral accounting comment to the pre-effective amendment to the Registration Statement. Please find below a summary of that comment and the Registrant's response, which the Registrant has authorized us to make on behalf of the Registrant.

N-14 Prospectus for Aquila High Income Fund/Cantor Fitzgerald High Income Fund:

Comment. In the capitalization table, the NAVs presented for the Existing Fund appear to be the same as of 3/31/24 as they were as of 12/31/23. Please confirm the information presented is accurate. If inaccurate, please revise the table accordingly. If accurate, please provide an explanation as to why the NAVs did not change over that period.

Response. The Existing Fund has confirmed to the Registrant that the NAVs presented in the capitalization table are accurate and that they are the same as of 3/31/24 as they were as of 12/31/23. The Existing Fund noted that net assets of the Existing Fund decreased by approximately $5.8 million between 12/31/23 and 3/28/24, and the shares outstanding for each class also decreased during that time period; however, notwithstanding such changes in net assets and shares outstanding, the calculation of the net asset value per share of each class of shares of the Existing Fund resulted in the same net asset value per share for each class on 12/31/23 and 3/31/24.

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If you have any questions or comments, please contact the undersigned at 404.736.7863. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle